March 27, 2007

Room 4561

Mr. Timothy J. Steinkopf
Chief Financial Officer
and Senior Vice President
Secure Computing Corporation
4810 Harwood Road
San Jose, CA 95124

      Re: Secure Computing Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2005
              Filed March 1, 2006
              Form 10-Q for the Fiscal Quarter Ended September 30, 2006
              Filed November 9, 2006
              Form 8-K Filed November 7, 2006
              File No. 000-27074

Dear Mr. Steinkopf:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

              Sincerely,

              Mark Kronforst
              Accounting Branch Chief